UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-70635

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/25 (MM/DD/YY) AND ENDING 12/31/25 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: 5D Partners LLC

TYPE OF REGISTRANT (check all applicable boxes):
☐ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

535 5th Avenue, 4th Floor
(No. and Street)

New York	NY	10017
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Nick Banks	212-8520 295	contact@5d.partners
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Jennifer Wray CPA PLLC
(Name – if individual, state last, first, and middle name)

800 Bonaventure Way Suite 168	Sugar Land	TX	77479
(Address)	(City)	(State)	(Zip Code)

November 30, 2016	6328
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Nick Banks_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of 5D Partners LLC_____, as of 12/31_____, 2 025___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title: _____
CCO

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

5D PARTNERS LLC

FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2025
WITH
REPORT OF INDEPENDENT REGISTERED PUBLIC
ACCOUNTING FIRM

TABLE OF CONTENTS

Jennifer Wray CPA PLLC

800 Bonaventure Way. Suite 168. Sugar Land, TX 77479
Tel: 281-923-7665 Email: jenniferwraycpa@yahoo.com   PCAOB#6328

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To member of 5D Partners, LLC ,

Opinion on the Financial Statements

We have audited the accompanying statement of the financial condition of 5D Partners, LLC as of December 31, 2025, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of 5D Partners, LLC as of December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of 5D Partners, LLC management. Our responsibility is to express an opinion on 5D Partners, LLC financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to 5D Partners, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Jennifer Wray CPA PLLC

We have served as 5D Partners, LLC auditor, since 2024

Sugar Land, Texas

March 31, 2026


5D Partners LLC
Statement of Financial Condition
As of December 31, 2025


Assets

Cash	$	8,910
Prepaid expenses and deposits		2,031
Loan to officer		33,723
Fixed Assets		1,914
Total assets	**$**	**46,578**

Liabilities and members' equity

Liabilities

Accrued Expenses	$	–
Total liabilities		–
Members' equity		46,578
Total liabilities and members' equity	**$**	**46,578**

See notes to financial statements.

Note 1   **Organization and Summary of Significant Accounting Policies**

Organization and Description of Business

5D Partners LLC (the "Company") is a Delaware limited liability company formed on March 10, 2020. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). As a limited liability company, the member's liability is limited to its investment.

The Company is a wholly-owned subsidiary of 5DP Holding LLC (the "Member").

The Company engages in the private placement of securities and facilitates mergers and acquisitions.

Revenue from Contracts with Customers

Revenue is recognized in accordance with Financial Accounting Standards Board ("FASB") Accounting Standard Update ("ASU") 2014-09, ASC 606. The guidance requires the company to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation.

Revenue from contracts with customers includes private placement and advisory services related to capital raising activities and mergers and acquisition transactions. The recognition and measurement of revenue is based on the assessment of individual contract terms. The contracts often contain nonrefundable retainer fees, and/or success fees, which may be fixed or represent a percentage of the value that the customer receives if and when the transaction is completed ("success fees").

The Company recognizes certain retainer revenue from contracts with customers at the point in time in which specified deliverables are transferred to the Company's customers. Success fee revenue from advisory agreements is generally recognized at the point in time that performance under the agreement is completed (the closing date of the transaction). During the year ended December 31, 2025, the Company had no active engagements and did not generate any revenue.

Income Taxes

As a limited liability company, the tax consequences of the Company's operations all pass through to the Member. Therefore, the Company's income or loss is reported on the Member's partnership income tax return. As a result, no federal or state income taxes are included in the accompanying financial statements as they are the responsibility of the individual owners of the Member.

Under the provisions of FASB Accounting Standards Codification 740-10, Accounting for Uncertainty in Income Taxes, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority

examines the respective position. A tax position includes an entity's status and the decision not to file a return. The Company has evaluated each of its tax positions and has determined that no provision or liability for income taxes is necessary.

5D Partners LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2025

Note 1   **Organization and Summary of Significant Accounting Policies (continued)**

Use of Estimates

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. Actual results could differ from those estimates.

Cash

The Company maintains its bank account in a high credit quality financial institution. The balance at times may exceed federally insured limits.

Property and Equipment

Property and equipment is recorded at cost. Depreciation is provided by use of straight-line methods over the estimated useful lives of the respective assets.

Note – Single Reportable Segment (ASC 280 Compliance)

According to the guidance in FASB ASC 280, Segment Reporting, as amended by the FASB ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, which requires the companies, including those with a single reportable segment, to disclose additional information about a reportable segment's expenses in interim and annual periods, among other requirements. The Company operates in a single line of business as a securities broker-dealer, which is comprised of one class of services, including investment banking, investment advisory, private placements, mergers and acquisitions and venture capital businesses. The Company has identified its senior management committee, composed of the CEO, CFO, and CCO, as the Chief Operating Decision Maker ("CODM"). The CODM evaluates the performance of the business primarily using net income and considers excess net capital, a measure not based on profit and loss, to make strategic decisions such as reinvesting profits or member distributions. (Note: The role of CODM may vary between other roles such as CEO, CFO, CCO, Financial and Operations Principal (FinOp), or it could be a committee or group rather than a single individual.) The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies. The CODM regularly assesses segment performance, including net income, to evaluate overall operational effectiveness. Additionally, the CODM routinely reviews the Company's regulatory net capital levels in comparison to required minimums, informing strategic decisions on profit retention or distributions to the Parent.

Note 2   **Related Party Transaction**

The Company operates from office space provided by an owner of the Company's Member at no cost to the Company.

The Company has loaned $38,000 to its managing partner pursuant to a promissory note consummated on October 18, 2023. The note bears interest at a fixed annual rate of 2% and matures on October 18, 2026. During the year ended December 31, 2025, the officer repaid $5,961 in principal, reducing the outstanding balance to $32,039. The principal amount of this note as well as accrued interest in the amount of $1,684 are reflected as note receivable from related party within the accompanying Statement of Financial Condition.

Financial position and results of operations would differ from the amounts in the accompanying financial statements if these related party transactions did not exist.

The Company has a total loan to officer balance of $33,723 (comprised of $32,039 in principal and $1,684 in accrued interest) as of December 31, 2025.

During the year ended December 31, 2025, the Member contributed $10,000 in additional capital to the Company.

Note 3   **Contingencies**

The Company is subject to litigation in the normal course of business. The Company had no litigation in progress as of December 31, 2025.

Note 4   **Net Capital Requirements**

The Company, as a registered broker dealer is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2025, the Company had net capital of $8,910 which was $3,910 in excess of its required net capital of $5,000 and its ratio of aggregate indebtedness to net capital was 0.00 to 1.00.

Note 5   **Liquidity and Going Concern**

The Company has not generated revenue during the year ended December 31, 2025 and has incurred net losses. The Company is dependent upon financial support from its member to fund operations and maintain required regulatory net capital. The member has committed to provide sufficient capital contributions, as necessary, for at least twelve months from the date these financial statements are issued. Management believes the Company will continue to have sufficient resources to meet its obligations as they come due.

Note 6   **Subsequent Events**

Subsequent events were evaluated through the date financial statements were issued.